Exhibit 23.8





The Board of Directors
Genesys S.A.

We consent to the reference to our firm and the use of our report dated May 11, 1998, relating to the balance sheets of Aloha Conferencing Services, Inc. as of March 31, 1998 and 1997, and the related statements of operations and retained earnings (accumulated deficit) and cash flows for each of the years in the two-year period ended March 31, 1998, which appears in the February 12, 2001 Form F-4 Registration Statement of Genesys S.A. (No. 333-55932) and the related prospectus and to the incorporation by reference in and made a part of the Form S-8 Registration Statement of Genesys S.A. filed with the Securities and Exchange.



                                                      /s/ KPMG LLP

Honolulu, Hawaii
May 2, 2001